Exhibit 21.1

SUBSIDIARIES OF BLACKBAUD, INC.

Blackbaud, LLC (South Carolina)

Blackbaud Canada, Inc. (Canada)

NOZA, Inc. (Delaware)

Public Interest Data, Inc. (Virginia)

Blackbaud Global Ltd. (England and Wales)

Blackbaud Europe Ltd. (Scotland)

Blackbaud Pacific Pty. (New South Wales, Australia)

RLC Customer Centric B.V. (Holland)

Blackbaud Asia Limited (Hong Kong)

Kintera, Inc. (Delaware)

Masterplanner Media, Inc. (California)

American Fundware Holding Company, Inc. (Delaware)

American Fundware, Inc. (Colorado)

Charitygift Acquisition Corporation (Texas)

*	All subsidiaries are 100% owned by Blackbaud, Inc., except Blackbaud Canada, Inc., which is 100% owned by Blackbaud, LLC; Blackbaud Europe Ltd., Blackbaud Pacific Pty., RLC Customer Centric Technology B.V. and Blackbaud Asia Limited, which are 100% owned by Blackbaud Global Ltd.; and American Fundware, Inc., which is 100% owned by American Fundware Holding Company, Inc.